August 12, 2011	TSX: SIL
NYSE AMEX: SILU

SPROTT RESOURCE LENDING CORP. REPORTS SECOND QUARTER 2011 RESULTS,
CONTINUES TO GROW RESOURCE LOAN PORTFOLIO AND
ANNOUNCES THE COMMENCEMENT OF ITS DIVIDEND

Toronto, Ontario - Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) today reported its financial results for the three and six months ended June 30, 2011 which reflect continued expansion of its resource loan portfolio and the commencement of its quarterly dividend.

Peter Grosskopf, President and CEO said: “We are pleased with our results and continued growth in our resource loan portfolio. With the recent turmoil in the equity and fixed income markets, we have seen a noticeable increase in pipeline activity including several larger opportunities. As supported by the growing resource loan portfolio, the Company’s Board of Directors has approved a dividend $0.01 per common share. Consistent with the commitment we made when assuming management of the Company, we will seek to increase the dividend to remain in line with revenues from our growth and the performance of our resource loan portfolio.”

Resource Lending Progress

In addition to the $62 million in originated resource loans at June 30, 2011, the Company has closed another $20 million in loans and has signed and committed term sheets of $31 million which management believes will close over the near term. The Company currently has developed an active potential pipeline of over $80 million and has ample capital to pursue the best opportunities. Given certain changes in the lending markets, Sprott Resource Lending may broaden the term and targeted yield of its lending transactions in order to deploy more capital and to optimize overall shareholder returns.

Second Quarter Results

This is the second period that the Company reported its results under International Financial Reporting Standards (“IFRS”) rather than Canadian GAAP. The transition to this new basis of accounting had several impacts, including the accounting on impaired loans that was not recognized under GAAP, and a change in the calculation of book value for 2010:

  Net income in the second quarter was $0.7 million compared to a loss of $1.7 million in the first quarter;
  Net interest income on the resource loan portfolio was $2.1 million compared to $1.1 million in the first quarter;
  Reflecting the growth in the resource loan portfolio, the Company’s origination fees earned in the form of shares and warrants remained relatively unchanged at $1.4 million for the quarters ended June 30, 2011 and March 31, 2011.
  The second quarter included a net recovery on the real estate portfolio of $0.1 million (loan loss expense net of interest on impaired loans);
  Book value, calculated under IFRS, was $1.60 per share, compared to $1.60 per share at year end.
Vancouver: Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 • Tel: 416-977-7222 • Fax: 416-977-9555
www.sprottlending.com

Real Estate Portfolio

During the quarter, the Company continued to monetize its impaired real estate portfolio. Combined with the foreclosed properties, the remaining real estate amounted to a total carrying value of $58.2 million or six properties, a reduction from $89.7 million at March 31, 2011. The Company continues to actively market these properties, but the timing of the remaining monetization of the real estate portfolio is uncertain.

Jim Grosdanis, Chief Financial Officer said: “Our Q2 financial performance was in line with our expectations, and our resource loan business continues to perform and is positioned for growth this upcoming quarter. While we had success with real estate dispositions, due to the specialized nature of the final real estate assets awaiting disposition and our decision to seek the best outcome for our shareholders, we will consider the disposition of the remaining real estate assets in the context of the funding requirements for our resource loan opportunities.”

Dividend Details

The Board of Directors has approved payment of a quarterly dividend of $0.01 per common share on September 9, 2011 to shareholders of record at the close of business on August 24, 2011. The Company hereby notifies its shareholders that it will designate the full amount of such dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada).

Second Quarter Conference Call

Sprott Resource Lending plans an investor conference call to discuss its financial results at 11:00 am ET today. The call can be accessed by dialing 416-644-3416. The call will be recorded and a replay made available until August 19, 2011 at midnight. The replay can be accessed about one hour after the call at 416-640-1917, passcode 4463981 followed by the number sign.

About Sprott Resource Lending Corp.

Sprott Resource Lending specializes in bridge and mezzanine lending to precious and base metal mining, exploration and development companies and energy companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower.

Sprott Resource Lending (www.sprottlending.com) was founded by Quest Capital Corp. and Sprott Lending Consulting Limited Partnership. Sprott Lending Consulting LP is a wholly owned subsidiary of Sprott Inc., the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, President and CEO	416-943-4998
Jim Grosdanis, CFO	416-943-4698

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.